Exhibit 99.2

BC FORM 51-102F1

QUARTERLY REPORT

ISSUER DETAILS:

Name of Issuer	VISIPHOR CORPORATION
For Quarter Ended	December 31, 2007
Date of Report	April 3, 2008
Issuer Address	1100 – 4710 Kingsway Burnaby, British Columbia V5H 4M2
Issuer Fax Number	(604) 684-9314
Issuer Telephone Number	(604) 684-2449
Contact Name	Sunil Amin
Contact Position	Chief Financial Officer
Contact Telephone Number	(604) 684-2449
Contact Email Address	Sunil.amin@visiphor.com
Web Site Address	www.visiphor.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Clyde Farnsworth Name of Director	/s/Clyde Farnsworth Sign (typed)	08/04/03 Date Signed (YY/MM/DD)

Roy Trivett Name of Director	/s/ Roy Trivett Sign (typed)	08/04/03 Date Signed (YY/MM/DD)

Supplementary Information to the Financial Statements

Management’s Discussion and Analysis

As at April 3, 2008

Visiphor is a software product and consulting services company that is in the business of helping enterprises by “connecting what matters”. The Company specializes in the development and deployment of solutions to the problem of integrating disparate business processes and databases. In so doing, the Company has developed a number of sophisticated products and specialized consulting skills. These have allowed Visiphor to gain industry recognition as a leader in providing advanced solutions to the “system disparity” problem that permeates the law enforcement, security, health care and financial services industries.

Visiphor provides solutions for:

•

Enterprise Information Integration (EII);

•

Data Migration via Extract, Transform and Load (ETL); and

•

Enterprise Application Integration (EAI).

Visiphor’s products consist of servers and applications that produce one-time software licensing revenues and recurring support revenues. Its consulting services are highly specialized and focus on facilitating the solution to business integration related problems.

The Company develops and markets software products that simplify, accelerate, and economize the process of connecting existing, disparate databases. The Company’s technologies enable information owners to share data securely with internal line of business applications and external stakeholders and business partners using any combination of text or imagery. This includes searching disconnected data repositories for information about an individual using only a facial image. This allows organizations to quickly create regional information sharing networks using any combination of text or imagery.

In addition to a suite of data sharing and integration products, Visiphor also has a premier consulting team, Visiphor Consulting Services, that can provide services to organizations ranging from business process management support, development of an integration strategic plan, through to the design, development and implementation of a complete data sharing and integration solution for any combination of internal applications integration, business partner integration, process automation or workflow.

Overview

The Company’s Business

The Company derives a substantial portion of its revenues, and it expects to derive a substantial portion of its revenues in the near future, from sales of its software and services to a limited number of customers, and from the consulting segment of the business. Additional revenues are achieved through the implementation and customization of software as well as from the support, training, and ongoing maintenance that results from each software sale and from consulting services provided to clients. The Company’s success will depend significantly upon the timing and size of future purchase orders from its largest customers, from the ability to maintain relationships with its existing customer base and from new opportunities with future customers.

Typically, the Company enters into a fixed price contract with a customer for the licensing of selected software products and related services and time and materials based contracts for the delivery of specific services.  The Company generally recognizes total revenue for software and services associated with a contract using percentage of completion method where such services (not including post-contract support) are considered to be essential to the functionality of the related software or constitute significant customization or modification of it.  In these instances, the percentage-of-completion is based on the ratio of total costs incurred over the total estimated costs to complete the contract. Multiple element accounting usually applies to these and other contracts involving the delivery of software when post-contract support is bundled with the sale.  Revenues from standalone services contracts are recognized as the services are delivered on a time and materials basis.  Standalone sales of software licences (which may include installation where the installation is not considered to be essential to the functionality of the software) are recognized when the product is delivered and installed.

The Company’s revenue is dependent, in large part, on contracts from a limited number of customers.  As a result, any substantial delay in the Company’s completion or delivery of a contract, the inability of the Company to obtain new contracts or the cancellation of an existing contract by a customer could have a material adverse effect on the Company’s results of operations.  The loss of certain contracts could have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.  As a result of these and other factors, the Company’s results of operations have fluctuated in the past and may continue to fluctuate from period to period.

Concerns regarding security, terrorism and general law enforcement have increased awareness of and interest in products that have law enforcement or other security applications, including the products and services offered by Visiphor.  There can be no assurance, however, that such trends will continue or will result in increased sales of the Company’s products and services.

Critical Accounting Polices and Estimates

Critical accounting policies are those that management believes are both most important to the portrayal of the Company’s financial conditions and results, and that require difficult, subjective, or complex judgements, often as a result of the need to make estimates about the effects of matters that involve uncertainty.

Visiphor believes the “critical” accounting policies it uses in preparation of its financial statements are as follows:

Revenue recognition

(i)

Software sales revenue:

The Company recognizes revenue consistent with the SEC Staff Accounting Bulletin No. 104 and Statement of Position 97-2, “Software Revenue Recognition”. In accordance with this Statement, revenue is recognized, except as noted below, when all of the following criteria are met: persuasive evidence of a contractual arrangement exists, title has passed, delivery and customer acceptance has occurred, the sales price is fixed or determinable and collection is reasonably assured.  Cash received in advance of meeting the revenue recognition criteria is recorded as deferred revenue.

When a software product requires significant production, modification or customization, the Company generally accounts for the arrangement using the percentage-of-completion method of contract accounting. Progress to completion is measured by the proportion that activities completed are to the activities required under each arrangement. When the current estimate on a contract indicates a loss, a provision for the entire loss on the contract is made. In circumstances where amounts recognized as revenue under such arrangements exceed the amount invoiced, the difference is recorded as accrued revenue receivable.

When software is sold under contractual arrangements that include post contract customer support (“PCS”), the elements are accounted for separately if vendor specific objective evidence (“VSOE”) of fair value exists for all undelivered elements. VSOE is identified by reference to renewal arrangements for similar levels of support covering comparable periods. If such evidence does not exist, revenue on the completed arrangement is deferred until the earlier of (a) VSOE being established or (b) all of the undelivered elements being delivered or performed, with the following exceptions: if the only undelivered element is PCS, the entire fee is recognized ratably over the PCS period, and if the only undelivered element is service, the entire fee is recognized as the services are performed.

The Company provides for estimated returns and warranty costs, which to date have been nominal, on recognition of revenue.

(ii)

Support and services revenue:

Up front payments for contract support and services revenue is deferred and is amortized to revenue over the period that the support and services are provided.

Intangible Assets:

Intangible assets acquired either individually or with a group of other assets are initially recognized and measured at cost.  The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.  The cost of internally developed intangible assets includes direct development costs and overhead directly attributable to development activity.  The cost incurred to enhance the service potential of an intangible asset is capitalized as betterment.  Costs incurred in the maintenance of the service potential of an intangible asset are expensed as incurred.

Intangible assets with finite useful lives are amortized over their useful lives.  The assets are amortized on a straight-line basis at the following annual rates, which are reviewed annually:

Asset	Term
Briyante technology	3 years
Patents	3 years
License	3 years
Customer relationships	3 years

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and assumptions, determinations of indicators of impairment and calculations of impairment losses that affect the amounts reported or disclosed in the financial statements.  Actual amounts may differ from these estimates.  Areas of significant estimate include, but are not limited to valuation of accounts receivable; estimated useful lives of equipment and intangible assets; valuation of acquired intangible assets; valuation of stock-based awards, fair valuation of liability and equity components of convertible debentures and the valuation allowance applied to reduce future income tax assets to their carrying amounts.

Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 13 to the Financial Statements.  The Company accounts for all stock-based payments to employees and non-employees using the fair value based method.  Under the fair value based method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, whichever is more reliably measured.

The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to employee awards is measured at fair value at the grant date and recognized over the vesting period.  Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period.  Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.  For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Results of Operations for the three-month period and year ended December 31, 2007 compared to December 31, 2006:

Non-GAAP Operating Cash Flow

The Company presents income excluding non-cash items and one-time unusual expenses which is a supplemental financial measure that is not required by, or presented in accordance with, generally accepted accounting principles. The Company presents income excluding non-cash items and one-time unusual expenses because the Company considers it an important supplemental measure of its operations as it provides an indicator of the Company’s progress towards achieving a cash flow from revenues that is equal to or greater than the cash expense level, and it enhances period-to-period comparability of the cash flow of the Company’s operations. This non-GAAP financial measure may not be comparable to the calculation of similar measures reported by other companies. This measure has limitations as an analytical tool. It should not be considered in isolation, as an alternative to, or more meaningful than financial measures calculated and reported in accordance with GAAP. It should not be considered as an alternative to cash flow from operations determined in accordance with GAAP. Included below is a reconciliation of income excluding non-cash items and one-time unusual expenses, a non-GAAP financial measure, to cash flow used for operations, the most directly comparable financial measure calculated and reported in accordance with GAAP.

	Three months ended December 31,		Year ended December 31,
	2007	2006	2007	2006

Loss for the period	$(480,982)	$(1,221,734)	$(2,490,207)	$(6,678,371)
Items not involving cash:
Amortization	108,491	321,620	465,463	1,850,535
Stock-based compensation	(10,132)	133,250	209,855	797,729
Accretion of convertible debentures	(20,545)	22,724	90,820	40,860
Deferred financing costs expensed (recovered)	(21,375)	6,113	-	11,206
Bad debt expense	5,411	86,301	25,602	86,301
Foreign exchange adjustment on loans payable	(1,400)	19,080	(69,640)	19,080
Changes in non-cash operating working capital:
Accounts receivable	148,227	(513,403)	521,607	252,848
Accrued revenue receivable	(22,642)	68,476	152,478	100,910
Prepaid expenses and deposit	2,365	49,637	94,659	133,677
Accounts payable and accrued liabilities	24,722	706,857	480,405	633,178
Deferred revenue	21,552	65,747	85,310	149,798
Cash used for operations	(246,308)	(255,332)	(433,648)	(2,602,248)
Excluded from non-GAAP measure
Changes in non-cash operating working capital:
Accounts receivable	(148,227)	513,403	(521,607)	(252,848)
Accrued revenue receivable	22,642	(68,476)	(152,478)	(100,910)
Prepaid expenses and deposit	(2,365)	(49,637)	(94,659)	(133,677)
Accounts payable and accrued liabilities	(24,722)	(706,857)	(480,405)	(633,178)
Deferred revenue	(21,552)	(65,747)	(85,310)	(149,798)
Included in non-GAAP measure
Restructuring charge	-	-	-	(102,462)
Non-GAAP operating cash flow	$(420,532)	$(632,646)	$(1,768,107)	$(3,975,121)

Based on the non-GAAP financial measure, the Company’s revenues generated $1,768,107 less cash than its expenses required for the year ended December 31, 2007, which is $2,207,014, or 56%, more than for the year ended December 31, 2006. The Company’s revenues generated $420,532 less cash than its expenses required for the three-month period ended December 31, 2007, which is $212,114, or 34%, more than for the three-month period ended December 31, 2006.

Revenues

Visiphor’s total revenues for the three-month period ended December 31, 2007 were $1,040,572, which is 29% lower than the prior year level of $1,458,707. The year-to-date revenues decreased 33% to $4,303,095 over the prior year level of $6,383,383. The Company’s efforts to realign the Company’s operational expenses to a level that can be maintained in future periods has lead to a decreased investment in sales-related activities during the year. The Company’s management underwent operational restructuring and as a result of the additional internal focus occurring during this phase, management realized that revenue would be lower in 2007. The Company believes, however, that this operational restructuring will allow for future growth and help to ensure that expenses are better aligned with revenue in future periods. In 2008, with a more stable structure, the Company can focus on investing in sales and growing revenue through new products and the rebranding of existing products. Ultimately, the Company believes this will provide increased shareholder value and a more stable and scalable business.

Software Licensing and Related Services revenues were $53,578 for the three month period ended December 31, 2007 compared to the prior year’s level of $422,338, a decrease of 87%. Software Licensing and Related Services revenues were $377,795 for the year compared to the prior year’s level of $1,358,473, a decrease of 72%. The decreased software licensing and related services revenues were primarily due to staff shortages combined with delays in customer delivery acceptance schedules. With future investment in sales and product development, the Company expects that they will be able to increase revenue particularly product revenue.

Professional services revenues for the three-month period ended December 31, 2007 were $836,283 as compared to $812,070 in 2006 which is a 3% increase. Professional services revenues for the year ended December 31, 2007 decreased 19% to $3,393,298 as compared to $4,211,611 in 2006. Professional services revenues were significantly higher during the first quarter of 2006 as compared to the first quarter in 2007 due to the work completed in 2006 on the delivery of pre-acquisition contracts from 2005 in particular one from a large healthcare authority in British Columbia. The Company did not have a similar contract of that size in 2007. During the early parts of 2007, the Company continued to experience the financial effects of the common challenges of combining two businesses together even one year after the acquisition. Unexpected employee turnover increased during the early parts of 2007 which contributed to the decrease of professional services revenue. As the turnover decreased later in the year, the Company has been able to stabilize the business unit and focus on the delivery of projects. During 2007, the Company added new management to lead Delivery Services and this has increased the efficiency of the department which the Company believes will lead to increased revenue from the efficient delivery of projects particularly delayed projects.

Support revenue for the three-month period ended December 31, 2007 was 63% higher at $147,766 compared to $90,471 for 2006. Support revenue year-to-date was 21% higher at $525,366 than the prior year level of $435,165. As the Company continues to sell and complete more projects, its support revenue has continued to grow. Typically, for projects with a software component, the Company sells 12-month support agreements which renew every year.  At the end of those terms the client has the choice of continuing or cancelling the support agreement.

As of March 5, 2008, Visiphor had work in process and contracted orders totalling approximately $2.2 million that are not recorded in the financial statements as at December 31, 2007. Consequently, Visiphor expects that revenues will increase during 2008 and will continue to increase as the Company’s current and newly developed products and solutions continue to gain increasing customer acceptance. The Company has been attracting new business opportunities in the U.S. market and anticipates significant growth in the U.S. There can be no assurance; however, that such future revenue or future growth will materialize or if such revenue or future growth does materialize that it will be significant.

Other revenues for the three-month period ended December 31, 2007 were $2,945, whereas other revenues of $133,828 were earned in the prior year. Other revenues year-to-date was $6,636 compared to $378,134 for 2006. The decrease was due to the fact that the Company did not sell any third party products to customers as was the case in the prior year.

Operating Expenses

Operating expenses totalled $1,521,554 for the three-month period ended December 31, 2007, which is 43% less than the 2006 operating expenses of $2,680,441 for the same period. The decreased costs were primarily due to the reduced salary expenses resulting from the operational restructuring the Company conducted in order to align expenses with revenues.

Operating expenses totalled $6,793,302 for the year ended December 31, 2007, which is 48% lower than the 2006 operating expenses of $13,061,754. The largest expense reductions were in professional services expenses, administrative expenses and amortization. These specific areas are discussed in the sections below.

Administration

Administrative costs for the three-month period ended December 31, 2007 were $206,140, which is 62% lower than for 2006 administrative costs of $548,816. Administrative costs for the year ended December 31, 2007 were $949,288, which is 63% lower than administrative costs for 2006 of $2,587,779. Administrative costs include staff salaries and related benefits and travel, consulting and professional fees, facility and support costs, shareholder, regulatory and investor relations costs. The decrease was primarily due to overall cost management.

The Company continued to improve its operational efficiencies during 2007, including consolidating its Vancouver and Burnaby, B.C. offices into the Burnaby head office locations, decreasing its executive compensation structure, replacing or removing certain management positions, and implementing general cost saving measures.

Staff levels approximately stayed the same from 55 employees at January 1, 2007 to 54 at December 31, 2007. Although staff levels stayed relatively the same at the end of the year compared as to the beginning of the year, during the year there were fluctuations which contributed to the challenges already faced by the Company. By the end of the year the Company believes that turnover has decreased to a normal level.

Bad Debt

Bad debt recorded for the three-month period ended December 31, 2007 was $5,411 compared with $27,822 in the same period in 2006. For the year ended December 31, 2007, bad debts were $25,602 compared with $86,301 in the same period in 2006.  Bad debts in both periods are due to write-offs of  individual accounts in which the Company may not be confident on receiving payment and believes are uncollectible.

Cost of Materials

Cost of materials for the three-month period ended December 31, 2007 was $Nil compared to $180,432 for the same period in 2006. The costs for the year ended December 31, 2007 were $22,569 and $345,342 in 2006. During the year ended December 31, 2007, the Company utilized more internal resources in delivering projects as opposed to external resources, which had a significant impact on its cost of materials. In 2006 the Company’s cost of materials were also elevated because it expensed approximately $121,000 for sub-contracted services required for the security assessments for the King County RAIN project. The Company also significantly decreased the volume of third party software sold to customers.

Interest and Amortization

Interest expense decreased 21% to $153,290 for the three-month period ended December 31, 2007 compared with the same three-month period in 2006 of $126,167. For the year ended December 31, 2007, interest expense increased by 68% to $495,336 compared to $294,055 in 2006. The increase in the current period is primarily due to increases in the principal amount of convertible debentures and loans payable outstanding during the year. Interest expense is expected to increase again in 2008 payable due to the fact that two new convertible debentures were issued during 2007.

The amortization expense decreased by 66% for the three-month period ended December 31, 2007 to $108,491 compared to $321,620 in 2006. For the year ended December 31, 2007, amortization expense decreased 75% to $465,464 compared to $1,850,535 in 2006.  The decrease is primarily due to the elimination of the Briyante acquisition amortization, which became fully amortized in November 2006.

Sales and Marketing

Sales and marketing expenses for the three-month period ended December 31, 2007 were $235,164 compared to $264,241 for 2006, a nominal decrease.  The expenses related to sales and marketing decreased for the quarter as the Company continued to reduce costs and reduce spending on general sales and marketing activities.

Sales and marketing expenses for the year ended December 31, 2007 decreased 31% to $1,062,800 compared to $1,537,207 in 2006. As part of the Company’s overall cost-cutting efforts, there were reductions to the marketing salary expenses and general marketing activities for the year. Also with decreased sales, variable salary expenses such as commission were reduced. In 2008, as the Company continues to grow and build on its strategic plan, expenses related to sales and marketing expenses are expected to increase proportionately with revenue.

Professional Services

Costs for the professional services group for the three-month period ended December 31, 2007 were $503,295, which is a 38% decrease compared to costs of $817,938 in 2006.

Costs for the professional services group for the year ended December 31, 2007 were $2,361,239 which is 47% lower than costs for the Professional Services group of $4,464,292 in 2006.

The decrease is primarily related to the reduction in size of the professional services group and to the reduction and restructuring of the management of that group. In previous periods, group management responsibilities were shared by three executives whereas during the year ended December 31, 2007 the group was managed by one executive with the aid of the existing senior executive team.

Professional services is a relatively new department within the Company that was initiated in the second quarter of 2006. The professional services group is responsible for the installation of Visiphor’s products, business consulting services and training of Visiphor’s customers and business partners in the use of the Company’s products. It was primarily built upon the business integration of the consulting services group added through the acquisition of Sunaptic. The costs of this group include salaries, travel and general overhead expenses.

Technology Development

The technology development expenses for the three-month period ended December 31, 2007 were $331,138, which is 20% lower than the 2006 costs of $415,114. The technology development expenses for the year ended December 31, 2007 were $1,411,004, which is 21% lower than the 2006 costs of $1,782,575. These decreases were primarily due to employee turnover and reduced need to staff at prior levels as sales were lower in 2007. In 2008, as the Company continues to accomplish certain goals as part of the strategic plan, development efforts will increase.  Management continues to believe that investments in technology advancements are crucial to the future success of Visiphor, and expects that costs will increase in future periods. Management expects that the increased revenues achieved as a result of the sale of products will allow development costs to increase further.

Restructuring Charge

There were no restructuring charges in 2007. In January 2006 however, through the integration process with Sunaptic, the Company was able to streamline its operations and achieve operational efficiencies that allowed it to eliminate 16 employee positions. The Company had recorded a restructuring charge of $102,462 during the first quarter of 2006 for severance costs associated with the staff reductions.

Net Loss for the Period

Overall, the Company incurred a net loss for the three-month period ended December 31, 2007 of $480,982, or $0.01 per share, which is a 61% improvement compared with the net loss of $1,221,734 or $0.03 per share incurred during the three months ended December 31, 2006.

For the year ended December 31, 2007, the Company incurred a net loss of $2,490,207 or $0.06 per share, which is an improvement of 63% over the net loss of $6,678,371, or $0.15 per share incurred during the period ended December 31, 2006.

As of December 31, 2007, the Company has work in progress and contracted sales orders totalling $0.9 million that have not commenced installation and the revenue will not be recognised until future quarters. There can be no assurance, however, that such revenue will be collected or if any of such revenue from such work in progress and sales orders is collected that it will be significant or will be timely paid.

Summary of Quarterly Results

	Q4-2007	Q3-2007	Q2-2007	Q1-2007	Q4-2006	Q3-2006	Q2-2006	Q1-2006

Total Revenue	$1,040,572	1,121,492	863,755	1,277,277	1,458,707	1,120,766	1,488,828	2,315,083
Net Loss	(480,982)	(412,211)	(917,742)	(679,569)	(1,221,734)	(1,904,856)	(2,024,680)	(1,527,100)
Net loss per share	(0.01)	(0.01)	(0.02)	(0.02)	(0.03)	(0.04)	(0.05)	(0.04)
Net loss as a % of revenue	(47%)	(37%)	(106%)	(53%)	(84%)	(170%)	(136%)	(66%)

The Company’s changes in its net losses per quarter fluctuate according to the volume of sales and the achievements of reducing certain expenses. The Company is not aware of any significant seasonality affecting its sales. Although there has been a general trend of increasing profitability, to date there has been no consistency from one quarter to the next. Past quarterly performance is not considered to be indicative of future results.

Liquidity and Capital Resources

The Company’s aggregated cash on hand at the beginning of the three-month period ended December 31, 2007 was $111,619.  The impact on cash after adjustment for non-cash items and changes to other working capital accounts in the period, resulted in a negative cash flow from operations of $205,217, as compared to a negative cash flow from operations of $255,332 for the same period in 2006.  The Company repaid capital leases of $24,721 during the quarter ended December 31, 2007. The Company’s cash position increased for the three-month period by $16,804 at December 31, 2006 to $128,423 cash and cash equivalents on hand at December 31, 2007.

The Company’s aggregated cash on hand at the beginning of the year ended December 31, 2007 was $42,338. During the year, the Company received additional net funds of $66,666 through the issuance of common shares, $524,603 by issuance of a convertible debenture, $467,026 through loans, repaid loans in the amount of $407,693.

The Company used these funds primarily to finance its operations for the period. The impact on cash after adjustment for non-cash items and changes to other working capital accounts in the period, resulted in a negative cash flow from operations of $433,648as compared to a negative cash flow from operations of $2,602,248 for the same period in 2006. The Company also repaid capital leases of $97,631 during the year ended December 31, 2007 and purchased capital assets of $33,238. The Company’s cash position increased by $86,085 to $128,423 cash and cash equivalents on hand at December 31, 2007.

Private Placements in 2007

During the year there were no other private placements except for the two issuances of secured convertible debentures which are described below.

Convertible Debenture

On July 14, 2006, the Company completed a private placement of an 8% convertible secured debenture in the principal amount of $1,600,000 maturing on December 15, 2009, convertible, subject to certain adjustments, at the price of $0.45 per common share, and (ii) of an “under-performance” performance warrant to purchase up to 2,350,000 common shares in the capital of the Company at a price of $0.30 per common share. The lender was Quorum Secured Equity Trust (“QSET”).  The warrant is only issuable in the event that the 30-day weighted average trading price of the Company’s common shares has not exceeded $0.45 in at least one 30-day trading period on or before July 14, 2008. The warrant is exercisable at any time prior to 4:30 p.m. EST on December 15, 2009. The shares under the terms of the private placement, the debenture holder appointed a nominee to the Company’s Board.

In connection with the private placement, two Directors, of which one is also an officer of the Company, agreed to postpone and subordinate outstanding bridge loans to the Company in the amounts of $85,000 and US$400,000, respectively. As consideration, the Company issued a related promissory note secured by a second charge over the accounts receivable of the Company to each of the parties and the interest rate of such notes is 12%. The Company also repaid the balance of the other outstanding loans payable of $500,000.

During the month of May 2007, the Company issued a non-brokered private placement of a secured convertible debenture of $100,000. The lender was the same lender as the July 14, 2006 private placement. The terms of this debenture called for a conversion price of $0.10 on the $100,000 and also revised the conversion price of the July 2006 debenture to $0.25 and changed the exercise price of the under-performance warrants from $0.30 to $0.25.

During the month of December 2007, the Company issued a non-brokered private placement of a secured convertible debenture of $500,000. The lender was Quorum Investment Pool (“QIP”).  The convertible debenture matures on December 13, 2012 and interest is payable on the outstanding principal amount at a rate of 8% per annum, payable quarterly beginning in March 2009 as the first year’s interest was paid in advance. The convertible debenture is also subject to certain debt covenants for example EBITDA and current ratio measurements.  At the option of the holder, the principal amount outstanding under the convertible debenture may be converted into common shares at any time until maturity at a price of $0.10 per share. The Company has the right to force a conversion at any time after the third anniversary if the holder would receive an internal rate of return of 25%, not including interest paid to the conversion date, and the common shares of the Company are trading on the Toronto Stock Exchange or TSX Venture Exchange with a minimum agreed trading volume.  The Company's obligations under the convertible debenture are collateralized by a first charge on all of the Company’s assets.  The Company agreed to pay the holder a structuring fee of $15,000 in respect of the placement.

Settlement of Debt

On February 19, 2007, the Company settled debt owed to a vendor of the Company, through the issuance of 120,662 common shares at a deemed price of $0.40 per share and 120,662 warrants that expire on the third anniversary. The warrants allow the vendor the ability to acquire common shares for $0.50 in the first year and at $0.75 in the second year. This debt consisted of $48,265 worth of unpaid service fees.  The common shares issued in settlement of the debt had a four-month hold period.

Going concern

Management believes that the revenues from the Company’s futures sales combined with current accounts receivable, work in progress, and contracted orders will be sufficient to fund its consolidated operations through December 2008. If the accounts receivable are not collected, certain of the contracts are not completed, or the expected sales do not materialize, the Company will need to raise additional funds through private placements of its securities or seek other forms of financing during the 2008 financial year and the Company may no longer continue to be a going concern. There can be no assurance that such financing will be available to the Company on terms acceptable to it, if at all. Failure to obtain adequate financing if necessary could result in significant delays in development of new products and a substantial curtailment of the Company’s operations. If the Company’s operations are substantially curtailed, it may have difficulty fulfilling its current and future contract obligations.

Differences to Net Income under Canadian and U.S. GAAP

Under Canadian GAAP, the net loss for the year ended December 31, 2007 was $2,490,207 whereas under U.S. GAAP the loss was $2,475,994.  The difference of $14,213 for the year ended period is attributable to the difference that exists between Canadian and U.S. GAAP relating to the accounting for and subsequent accretion of the convertible debentures and the treatment of associated financing costs.  Earnings per share under both Canadian and U.S. GAAP are the same.

Recent Accounting Pronouncements

CICA Section 3862, Financial Instruments – Disclosure

Section 3862 replaces the disclosure requirements of previous Section 3861 Financial Instruments – Disclosure and Presentation and converges with International Financial Reporting Standards IFRS 7.  This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company will adopt this Section in fiscal 2008.

CICA Section 3863, Financial Instruments –Presentation

Section 3863 is consistent with previous Section 3861 which was based on International Financial Reporting Standard IAS 32.  This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company will adopt this Section is fiscal 2008.

CICA Section 1400, General Standards of Financial Statement Presentation

Handbook Section 1400, General Standards of Financial Statement Presentation, was amended to include the requirements for assessing the disclosing an entity’s ability to continue as a going concern from International Financial Report Standard IAS 1.

This section is applicable to interim and annual financial statements relating to fiscal years beginning or after January 1, 2008, with earlier adoption encouraged.  The Company will adopt this section in fiscal 2008 but this will not have an impact on the financial statement disclosures as the Company is currently complying with this requirement.

CICA Section 1535, Capital Disclosures

Handbook Section 1535, Capital Disclosures, requires disclosure about capital and is harmonized with recently amended International Financial Reporting Standard IAS 1.  The standard is applicable to all entitles, regardless of whether they have financial instruments.

Entities are required to disclose information about its objectives, policies and processes for managing capital, as well as its compliance with any externally imposed capital requirements, where they may exist.

This section is applicable to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, with earlier adoption encouraged.  The Company will adopt this Section in fiscal 2008.

CICA Section 3064, Goodwill and Intangible Assets

Handbook Section 3064, Goodwill and Intangible Assets, replaces Hand book Section 3062, Goodwill and Other Intangible Assets

This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Certain items are specifically excluded from the scope of the Section including the initial recognition, measurement and disclosure of goodwill and intangible assets acquired in a business combination, the establishment of a new cost basis for intangible assets as part of a comprehensive revaluation, intangible assets held by an entity for sale in the ordinary course of business, non-current intangible assets classified as held for sale or included in a disposal group that is classified as held for sale, etc.

Rights under licensing agreements for items such as patents and copyrights are within the scope of this Section.  This Section also applies to, among other things, expenditure on advertising, training, start-up and research and development activities.  Research and development activities are directed to the development of knowledge.

Therefore, although these activities may result in an asset with physical substance, for example, a prototype, the physical element of the asset is secondary to its intangible component, i.e., the knowledge embodied in it.

This Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Earlier adoption is encouraged.  The Company will adopt this Section in fiscal 2009.

The impact that this Section will have on the Company’s financial position and results of operations is not known.

Contractual Obligations

The Company is committed to the following payments for (i) operating lease payments on the building under lease, and (ii) capital lease payments for equipment under lease (excluding interest) over the next five years:

Year	Equipment	Building	Total
2008	$103,562	$218,203	$321,765
2009	45,636	201,478	247,114
2010	17,030	-	17,030
2011	-	-	-
2012	-	-	-
	$166,228	$419,681	$585,909

The Company’s head office in Burnaby, B.C. leases space under a sublease of 10,938 square feet which expires December 30, 2009. The monthly rent is $16,908. During the year, the Company also subleased office space in Vancouver, B.C. of 4,128 square feet with monthly rent of $7,000 which was to expire on September 29, 2008. This space was no longer used by the Company and had been sublet as of March 1, 2007 to cover the Company’s costs. On February 29, 2008 the landlord agreed to release all parties from the lease with no additional cost to Visiphor.

Off-Balance Sheet Arrangements

At December 31, 2007, the Company did not have any off-balance sheet arrangements.

Transactions with related parties

At December 31, 2007, accounts payable and accrued liabilities included $441,154 (at December 31, 2006 - $230,215) owed by the Company to directors, officers and companies controlled by directors and officers of the Company. These amounts are unsecured, non-interest bearing and payable on demand and consist of unpaid fees and expenses recorded at the exchange amount which is the amount agreed to by the parties.

The Company has a consulting agreement with Trivett Holdings Ltd., a Company controlled by Roy Trivett, the Company’s President and Chief Executive Officer.  The contract consists of an annual fee of $200,000.  The agreement extends for 12 months from January to December each year if renewed unless terminated.  Either party may terminate the agreement on notice given not less than, in the case of Visiphor, six (6) months and in the case of Trivett Holdings Ltd, 1 month in advance.  The six months’ notice from Visiphor is a severance allowance under the agreement. In September 2007, Trivett Holdings Ltd. agreed to take a reduction to the annual fee of $200,000 to $120,000 for the year.

The Company has a consulting agreement with AG Kassam and Associates, Inc., a Company controlled by Al Kassam, the Company’s Vice President, Delivery and Product. The contract consists of an annual fee of $166,000.  The agreement extends for 12–month periods and is renewed automatically each year unless terminated in the manner provided for under the agreement.  Either party may terminate the agreement on notice given not less than, in the case of Visiphor, 12 months and in the case of AG Kassam and Associates, Inc., one- months notice in advance.  The twelve months’ notice from Visiphor is a severance allowance under the agreement. In September 2007, AG Kassam and Associates, Inc. agreed to take a reduction to the annual fee of $166,000 to $120,000 for the year.

Other Management Discussion & Analysis Requirements

i.

Additional information relating to the Company, including the Company’s Annual Information Form, is on available on SEDAR at www.sedar.com.

ii.

Share Capital at  April 3, 2008

(a)

Authorized:

100,000,000 common shares without par value

50,000,000 preferred shares without par value, non-voting, issuable in one or more series

(b)

Issued

	Number of common shares	Amount
Balance, December 31, 2005	42,475,588	$34,912,723

Issued during the period for cash:
Private Placements	600,000	270,000
Issued for settlement of accounts payable	918,525	413,336
Share issuance costs	-	(25,697)

Balance, December 31, 2006	43,994,113	35,570,362

Issued during the period for cash:
Options exercised	666,670	99,320
Issued for settlement of accounts payable	120,662	48,264

Balance, April 3, 2008	44,781,445	$35,717,946

(c)

Warrants:

At December 31, 2006, and December 31, 2007, the following warrants were outstanding:

December 31, 2006	Granted	Exercised	Expired	December 31, 2007	Exercise price	Expiry date
2,557,785	-	-	2,557,785	-	$0.55	January 11, 2007
300,000	-	-	300,000	-	$0.50	March 2, 2007
-	120,662	-	-	120,662	$0.50	February 19, 2009
2,857,785	120,662	-	2,857,785	120,662

The 120,662 warrants issued on February 19, 2007 for the settlement of an account payable of $48,265, carry an exercise price of $0.50 for the first year and $0.75 in the second year. The warrants expire on February 19, 2009.

Performance warrants:

On July 14, 2006, the Company issued a convertible debenture for proceeds of $1,600,000 (Note 12). Under the terms of the debenture, the Company will issue 2,350,000 ‘under-performance’ warrants if after the second anniversary of the debenture, the Company’s common shares are not trading at greater than $0.45 per share, based on a 30 day weighted average. Each warrant would entitle the holder to acquire one common share at any time up to December 15, 2009 at $0.30 per share. An amendment in May, 2007 changed the warrant exercise price to $0.25.

 (d)  Options:

The Company has a stock option plan that was most recently re-approved at the Company’s annual general meeting of shareholders on May 11, 2007.  Under the terms of the plan, the Company may reserve up to 8,956,289 common shares for issuance under the plan.  The Company has granted stock options under the plan to certain employees, Directors, advisors and consultants.  These options are granted for services provided to the Company.  All existing options granted prior to November 25, 2003; expire five years from the date of grant.  All options granted subsequent to November 25, 2003, expire three years from the date of the grant.  All options vest one-third on the date of the grant, one-third on the first anniversary of the date of the grant and one-third on the second anniversary of the date of the grant.

A summary of the status of the Company’s stock options at December 31, 2007 and December 31, 2006 and changes during the periods ended on those dates are presented below:

	December 31, 2007		December 31, 2006
	Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price
Outstanding, beginning of period	8,292,500	$0.32	5,415,500	$0.67
Granted	5,543,033	0.10	5,246,468	0.25
Exercised	(666,670)	0.10	-	-
Cancelled	(4,501,753)	0.35	(2,369,468)	0.65
Outstanding, end of period	8,667,110	$0.18	8,292,500	$0.32

The following table summarizes information about stock options outstanding at April 3, 2008:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
$0.05	200,000	2.56	$0.05	66,667	$0.05
$0.06	6,000	2.41	$0.06	2,000	$0.06
$0.07	957,500	2.46	$0.07	319,167	$0.07
$0.09	216,311	1.95	$0.09	72,104	$0.09
$0.10	3,384,330	2.42	$0.10	717,001	$0.10
$0.11	110,000	1.95	$0.11	36,667	$0.11
$0.12	34,722	1.69	$0.12	23,148	$0.12
$0.13	894,060	1.68	$0.13	596,040	$0.13
$0.15	10,000	1.59	$0.15	6,667	$0.15
$0.16	500	1.59	$0.16	333	$0.16
$0.17	10,000	1.24	$0.17	6,667	$0.17
$0.20	317,056	1.42	$0.20	211,371	$0.20
$0.21	946,667	1.38	$0.21	631,111	$0.21
$0.25	5,000	1.16	$0.25	3,333	$0.25
$0.31	40,000	0.98	$0.31	26,667	$0.31
$0.35	12,000	0.59	$0.35	8,667	$0.35
$0.36	5,999	0.02	$0.36	5,999	$0.36
$0.39	12,000	0.32	$0.39	12,000	$0.39
$0.40	6,666	0.02	$0.40	6,666	$0.40
$0.45	1,498,299	0.42	$0.45	1,340,077	$0.45

	8,667,110	1.81	$0.18	4,092,350	$0.18

The weighted average exercise price of employee stock options granted during the period ended April 3, 2008 was $0.10 (2006-$0.25) per share purchase option. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model using the following average inputs:  volatility – 71% (2006-58%); risk free interest rate - 5% (2006-5%); option term - 3 years (2006-3 years); and dividend yield – nil (2006-nil).  The total compensation expense of $291,784 (2006-$797,729) has been allocated to the expense account associated with each individual employee expense and credited to contributed surplus.

Contributed surplus

Amount
Balance, December 31, 2005	2,639,702

Value of options expensed-2006	797,729
Value of options exercised-2006	-

Balance, December 31, 2006	3,437,431

Value of options expensed	291,784

Value of options exercised	(32,653)

Balance, April 3, 2008	$3,696,562